SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Publicly Held Company Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

Company Registry (NIRE): 41300036535 CVM Registration: 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Tariff adjustment – Copel Distribuição

COPEL (“Company”), a company that generates, transmits, distributes and sells power, informs its shareholders and the market in general that the Brazilian Electricity Regulatory Agency (Aneel) authorized, in its 22nd Ordinary Public Meeting of 2022 held today, an average tariff adjustment of 4.90% for consumers served by Copel Distribuição. For residential customers, the adjustment is 1.58%

Tariff Adjustment Composition

Item	Composition of the Readjustment (%)
Adjustment of Portion B	3.14
Adjustment of Portion A	5.04
Inclusion of Financial Components	-3.04
Withdrawal of Financial Components from the Previous Tariff Adjustment Process	-0.24
Average Effect	4.90

Portion B, which includes operating costs, annual fees, remuneration and depreciation, represented 3.14% of the tariff adjustment composition, and reflects mainly the adjustment by the IPCA (Brazilian Consumer Price Index) for the period (11.73%) in addition to the positive effect of 0.75% of the "X Factor".

Portion A, which includes charges, transport and power costs, represented a 5.04% rise in the tariff adjustment composition, particularly due to increase of charges, with emphasis on the Energy Development Account - CDE component, which varied R$ 427 million.

In addition to the smaller increase for the residential class, the adjustment for commerce and services served at low voltage is 2.68% and for public lighting 1.95%. Customers served at high voltage will have an average tariff increase of 9.32%.

The adjustment will be fully applied to Copel Distribuição's tariffs as of June 24, 2022.

Curitiba, June 21, 2022.

Ana Letícia Feller

Director of Business Management as Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 21, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.